Case	Orig. Bal.	Current Bal	Status as of July 17, 2025
Harvey	$99,000	$80,000	Settled w/o litigation, on payment schedule
Absolute Turn Key	$18,000	$18,000	This is an account payable. Supplier, negotiating pay off and continued business relationship
Bergeron	$90,000	$0	Settled w/o litigation, completed no debt as of 8/5/25
Up2UTech	$32,840	$22,840	Settled w/o litigation, on payment schedule, expected payoff completion by 8/5/25
CDMG	$69,000	$39,000	Litigation threatened, no service, no current action, proposing debt deal to remove from threat of litigation
The Engineering Shop	$43,547	$43,547	Litigation/disputed, the proposed debt is around double of what it should be.
Paul Toglagio	$29,000	$29,000	Tariff/Force Majuer event related/Delayed delivery planned, no litigation.
SiSaiGo Properties	$52,800	$52,800	Tariff/Force Majuer event related/Delayed delivery planned,no litigation.
Stev Gilbard	$39,000	$39,000	Tariff/Force Majuer event related, threatened litigation
Jeff Horwitz	$33,000	$18,800	To be paid off by August 15, 2025. No litigation
Total:	**$457,987**	**$342,987**	

The above provides an update to various pending and threatened legal actions, primarily related to supply chain issues, outlined in Note 10 of the 2023/2024 audited consolidated financial statements.